UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	CNL Energy Total Return Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

450 S. Orange Avenue
Orlando, FL 32801

Telephone Number:	(866) 745-3797

Name and Address of Agent for Service of Process:

Tracy G. Schmidt
Chief Executive Officer
Tammy J. Tipton
Chief Financial Officer
Kirk A. Montgomery
General Counsel, Chief Compliance Officer and Secretary
CNL Energy Total Return Fund
450 S. Orange Avenue
Orlando, FL 32801

With Copies to:

Kenneth E. Young, Esq.
Allison M. Fumai, Esq.
Dechert LLP
Cira Center
2929 Arch Street
Philadelphia, PA 19104

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Orlando and State of Florida on the 27th day of February, 2015.

CNL Energy Total Return Fund

/s/ Thomas K. Sittema
By:	Thomas K. Sittema
Title:	Trustee

Attest:

/s/ Kirk A. Montgomery
By:	Kirk A. Montgomery
Witness